Exhibit 99.1

IESI-BFC AND WASTE SERVICES
COMPLETE DUE DILIGENCE AND
RECEIVE FAIRNESS OPINIONS FOR PROPOSED TRANSACTION

Toronto and Burlington, Ontario — December 10, 2009 — IESI-BFC Ltd. (NYSE, TSX: BIN) and Waste Services, Inc. (NASDAQ: WSII) today announced that each company has completed its respective due diligence review to its satisfaction and that the Board of Directors of each company has received a fairness opinion from their respective financial advisors with respect to their proposed combination announced on November 11, 2009.

The merger agreement between the parties provides for termination rights if either party identifies material issues during its due diligence review or is unable to obtain a fairness opinion, in each case within 30 days after entering into the merger agreement.  These termination rights are no longer applicable since the fairness opinions have been received and the parties have completed their due diligence reviews to their satisfaction.

IESI-BFC received its fairness opinion from J.P. Morgan Securities Inc. and Waste Services received its fairness opinion from CIBC World Markets.

With the satisfactory completion of due diligence and the receipt of fairness opinions, the companies continue to work towards closing the transaction in the first calendar quarter of 2010, subject to various closing conditions, including WSI shareholder approval and approvals by antitrust and other regulatory authorities.

About IESI-BFC Ltd.

IESI-BFC Ltd. is one of North America’s largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in ten states and the District of the Columbia in the U.S., and five Canadian provinces. Its two brands, IESI and BFI Canada, are leaders in their markets and serve over 1.8 million customers with vertically integrated collection and disposal assets. IESI-BFC’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.  To find out more about IESI-BFC, visit our website at www.iesi-bfc.com.

About Waste Services, Inc.

Waste Services, Inc. is a multi-regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services in the U.S. and Canada. Waste Services  is the second largest vertically integrated disposal company in the State of Florida, where it has 10 collection operations, nine transfer stations, seven recycling facilities and three landfills. Waste Services’ shares are listed on NASDAQ under the symbol WSII.  To find out more about WSI, visit its website at www.wasteservicesinc.com.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable

Canadian securities legislation. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, Waste Services, Inc.’s and IESI-BFC Ltd.’s expectations with respect to the synergies, efficiencies, overhead savings, costs and charges and capitalization, anticipated financial impacts of the transaction; approval of the transaction by stockholders; the satisfaction of the closing conditions to the transaction; and the timing of the completion of the transaction.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Waste Services, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Waste Services, Inc.’s businesses into those of IESI-BFC Ltd. in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause IESI-BFC Ltd.’s and Waste Services, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2008 Annual Report on Form 10-K for Waste Services, Inc. and the Registration Statement on Form F-10, as amended, of IESI-BFC Ltd. filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet web site (www.sec.gov). Waste Services, Inc. cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning Waste Services, Inc., IESI-BFC Ltd., the transaction or other matters and attributable to Waste Services, Inc. or IESI-BFC Ltd. or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Waste Services, Inc. and IESI-BFC Ltd. do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

Additional Information About the Transaction and Where to Find It

In connection with the proposed transaction, IESI-BFC Ltd. will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Waste Services, Inc. and that also constitutes a prospectus of IESI-BFC Ltd. Waste Services, Inc. will mail the proxy statement/prospectus to its stockholders. Waste Services, Inc. and IESI-BFC Ltd. urge investors and security holders to read the proxy statement/prospectus, including any amendments thereto and any other information filed with the SEC, regarding the proposed transaction when such filings become available because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from IESI-BFC Ltd.’s website (www.iesi-bfc.com) or from Waste Services, Inc.’s website (www.wasteservicesinc.com) or by directing a request to IESI-BFC Ltd., 135 Queens Plate Drive, Suite 300, Toronto, Ontario, Canada M9W 6V1, Attention:  Investor Relations, (416) 401-7729, or to Waste Services, Inc., Shareholder Relations, 1122 International Blvd., Suite 601, Burlington, Ontario, Canada L7L 6Z8, (905) 319-1237.

Proxy Solicitation

IESI-BFC, Ltd., Waste Services, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IESI-BFC Ltd.’s directors and executive officers is available in its Registration Statement on Form F-10, which was filed with the SEC on May 14, 2009.  Information regarding Waste Services, Inc.’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 26, 2009, and its 2009 definitive proxy statement for its most recent annual meeting, which was filed on the SEC’s internet website (www.sec.gov) on April 29, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents from Waste Services, Inc. and IESI-BFC Ltd. using the contact information above.

Contacts for IESI-BFC Ltd.

Andrea Rudnick

Vice President, Corporate Development and Communications

Tel: (416) 401-7750

andrea.rudnick@bficanada.com

Chaya Cooperberg

Director, Investor Relations and Corporate Communications

Tel: (416) 401-7729

chaya.cooperberg@bficanada.com

Contacts for Waste Services, Inc.

Ed Johnson

Executive Vice President and Chief Financial Officer

Tel: (905) 319-1237

ejohnson@wsii.us